Filed pursuant to Rule 424(b)(3)
Registration No. 333-105024

PROSPECTUS SUPPLEMENT
(To the Prospectus dated August 19, 2003, as supplemented by the Prospectus Supplement dated September 8, 2003)

        $450,000,000

Cascades Inc.

Offer to exchange our 7 1/4% Senior Notes due 2013,
which have been registered under the Securities Act,
for our outstanding 7 1/4% Senior Notes due 2013

        The information set forth in the prospectus dated August 19, 2003, as supplemented by the prospectus supplement dated September 8, 2003, which we refer to as the first prospectus supplement, of Cascades Inc. is supplemented as set forth herein. Capitalized terms used in this supplement and not otherwise defined have the meaning given to them in the prospectus.

        This supplement amends the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements included in the first prospectus supplement to correct an error made in the calculation of the foreign exchange gain on U.S. dollar denominated debt for the six months ended June 30, 2003 and other related financial information. The information contained in this supplement will be deemed part of the prospectus from the date of this supplement.

        This supplement contains forward-looking statements. For more information about these types of statements and the factors that may affect them, see "Forward-Looking Statements" on page ii of the prospectus.

        You should carefully consider the risk factors beginning on page 14 of the prospectus before deciding to participate in the exchange offer.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy or accuracy of this supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 25, 2003.

        This prospectus supplement is intended to correct disclosure provided in the first prospectus supplement, dated September 8, 2003. We have discovered that an error was made in the calculation of foreign exchange gain on U.S. dollar denominated debt for the six-month period ended June 30, 2003. This prospectus supplement details the corrections to our financial information for the six-month period ended June 30, 2003 included in the first prospectus supplement and should be read in connection with the prospectus and the first prospectus supplement. The correction to the foreign exchange gain on U.S. dollar denominated debts has no impact on foreign exchange gains or losses on export sales or on our operating income. All financial information provided in this prospectus supplement is presented in Canadian dollars.

        On page S-2 of the first prospectus supplement, for the information as at June 30, 2003, the amount of other liabilities should have been $219 million instead of the $216 million reported, retained earnings should have been $775 million instead of the $786 million reported, cumulative translation adjustments should have been a positive amount of $5 million instead of a negative amount of $3 million as reported, and shareholders' equity should have been $1.043 billion instead of the $1.046 billion reported.

        On page S-3, for the six-month period ended June 30, 2003, foreign exchange gain on long-term debt should have been $55 million instead of the $72 million reported, the provision for income taxes should have been $9 million instead of the $15 million reported, net earnings for the period should have been $45 million instead of the $56 million reported, and basic net earnings per common share and diluted net earnings per common share should both have been $0.55 instead of the $0.68 reported.

        On page S-5, for the six-month period ended June 30, 2003, net earnings for the period should have been $45 million instead of the $56 million reported, foreign exchange gain on long-term debt should have been $55 million instead of the $72 million reported, and future income taxes should have been negative $2 million instead of the $4 million reported.

        On page S-8, in note 8, Other liabilities, for the information as at June 30, 2003, future income taxes should have been $144 million instead of the $141 million reported, and other liabilities should have been $219 million instead of the $216 million reported.

        On page S-16, for the six months ended June 30, 2003, net earnings should have been $45 million instead of the $56 million reported, the provision for income taxes should have been $9 million instead of the $15 million reported, and foreign exchange gain on long-term debt should have been $55 million instead of the $72 million reported.

        On page S-17, in the paragraph entitled "Provision for income taxes," the income tax provision for the six-month period ended June 30, 2003, should have been $9 million instead of the $15 million reported, and the effective tax rate should have been 16.1% instead of the 20.4% reported. Also on page S-17, in the paragraph entitled "Net earnings," net earnings should have decreased by $50 million instead of the $39 million reported, representing a drop of 53% instead of the 41% reported, to a value of $45 million instead of the $56 million reported.

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Cascades Inc.

Offer to exchange our 7 1/4% Senior Notes due 2013,
which have been registered under the Securities Act,
for our outstanding 7 1/4% Senior Notes due 2013

P R O S P E C T U S    S U P P L E M E N T

September 25, 2003